Exhibit 99.1

TRANSITION THERAPEUTICS INC.

ANNUAL INFORMATION FORM

For the year ended

June 30, 2015

September 14, 2015

TABLE OF CONTENTS

PRELIMINARY	1
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	3
GENERAL DEVELOPMENT OF THE BUSINESS	3
Three Year History	3
Trends	7
BUSINESS OF THE CORPORATION	7
General	7
Technology	8
ELND005 for Alzheimer’s disease	9
ELND005 for Down Syndrome	10
TT401 for Type 2 Diabetes	11
TT701 for Androgen Deficiencies	12
Product Pipeline	13
Regulatory Approval Process for Therapeutic Drugs	13
Manufacturing	15
Product Marketing Strategy	15
Specialized Skills and Knowledge	15
Competitive Conditions	16
Alzheimer’s Disease	16
Diabetes	16
Intellectual Property	17
Patent Protection	18
RISKS AND UNCERTAINTIES	19
DIVIDENDS	19
DESCRIPTION OF SHARE CAPITAL	19
MARKET FOR SECURITIES	19
Trading Price and Volume	19
Stock Options	20
Warrants	20
ESCROWED SECURITIES	21
DIRECTORS AND EXECUTIVE OFFICERS	21
Securities Holdings	23
AUDIT COMMITTEE	23
Audit Committee Charter	23
Composition of the Audit Committee	23
Relevant Education and Experience	23
Pre-Approval Policies and Procedures	25
External Auditor Service Fees	25
TRANSFER AGENTS AND REGISTRAR	26
MATERIAL CONTRACTS	26
INTERESTS OF EXPERTS	27
ADDITIONAL INFORMATION	27
TECHNICAL GLOSSARY	29
APPENDIX A AUDIT COMMITTEE CHARTER	31

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PRELIMINARY

This Annual Information Form (“AIF”) for Transition Therapeutics Inc. (the “Corporation” or “Transition”) should be read in conjunction with the “Caution Regarding Forward-Looking Statements” below.

Unless otherwise stated, the information presented in this Annual Information Form is as of
June 30, 2015.

All funds are stated in Canadian dollars unless otherwise indicated.

For a description of certain terms used in this AIF, please refer to the “Technical Glossary”.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this AIF include, but are not limited to, statements with respect to: the clinical study phases of the Corporation’s product candidates which the Corporation expects to complete in fiscal 2016 and beyond; the ability of the Corporation’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be effective for the treatment of agitation and or aggression in patients with Alzheimer’s disease; the potential for ELND005 to be effective for the treatment of Down syndrome; the timing and manner of future clinical development of ELND005; the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence or severity of neuropsychiatric symptoms like depression, anxiety, agitation and aggression in Alzheimer’s disease; the potential clinical benefit of ELND005 in the treatment of other disease indications; the development of TT401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients and obese individuals; the timing and manner of future clinical development of TT401 performed by Lilly; TT701development plans and timelines for individuals with androgen deficiency or other disease indications; the potential clinical benefit of TT701 to increase lean body mass, improve functional and sexual outcomes, or improve other symptoms associated with androgen deficiency; the engagement of third party manufacturers to produce the Corporation’s drug substances and products; the potential future in-licensing of additional drug candidates to expand the development pipeline; the intention of the Corporation to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Corporation.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this AIF unless otherwise stated, and the Corporation will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Corporation will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Corporation may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Corporation will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Corporation will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Corporation will be able to compete in the targeted markets, and (vii) the risk that the Corporation may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this AIF and the information contained in the Corporation’s annual Management Discussion and Analysis, which is available on SEDAR at www.sedar.com dated September 14, 2015 and all other information included in this AIF before making investment decisions with regard to the securities of the Corporation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on July 6, 1998 as “Transition Therapeutics and Diagnostics Inc.” The Corporation filed articles of amendment on October 12, 2000 and on October 19, 2000 to create a class of non-voting shares (the “Class B Shares”) and to amend certain attributes of its common shares (the “Common Shares”). On November 2, 2000, the Corporation filed articles of amendment to delete its private company restrictions. On December 14, 2000, the Corporation filed articles of amendment to change its name to “Transition Therapeutics Inc.” and effect a split of its issued and outstanding Common Shares on the basis of 3.25649 Common Shares for each previously issued and outstanding Common Share. On December 14, 2004, the Corporation filed articles of amendment to eliminate the Class B Shares from its authorized capital. In July 2007, the Corporation completed the consolidation of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every nine pre-consolidation Common Shares.

The Corporation’s principal and registered office is located at 101 College Street, Suite 220, Toronto, Ontario, M5G 1L7.

Intercorporate Relationships

The Corporation has three wholly-owned material subsidiaries: Waratah Pharmaceuticals Inc. (“Waratah”), which is incorporated under the Canada Business Corporations Act, Transition Therapeutics Ireland Limited (“Transition Ireland”) (formerly Elan Science Ten Limited) which is incorporated under the Companies Acts of 1963 to 2009 in Dublin, Ireland and Transition Therapeutics (USA) Inc. (“Transition USA”), which is incorporated under the laws of the State of California.

The chart below illustrates the corporate structure:

For purposes of this AIF, unless the context indicates otherwise, references to the “Corporation” refers to the Corporation together with its subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On August 30, 2012, the Corporation announced that Elan Pharma International Limited (“Elan”) had dosed the first patient in a Phase 2 clinical study of ELND005 in bipolar disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, the Corporation received a milestone payment of US$11 million from Elan.

On November 28, 2012, Transition announced that Elan had enrolled the first patient in a Phase 2 study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease.

On April 30, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetic and obese non-diabetic subjects. In the study, TT401, a once-weekly administered peptide, demonstrated significant improvements in glycemic control and reductions in body weight.

On June 17, 2013, Transition announced that Eli Lilly and Company (“Lilly”) had exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment from Lilly.

On July 17, 2013, Transition announced that the US Food and Drug Administration (“FDA”) has granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease (“AD”). The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

On July 23, 2013, Transition announced the exclusive licensing of worldwide rights to a novel small molecule transcriptional regulator ("TT601") from Lilly for the treatment of osteoarthritis ("OA") pain.

On August 15, 2013, the Corporation announced the closing of its private placement financing issuing 2,625,300 units of the Corporation to certain existing shareholders, board members and management at a price of US$4.19 per unit, raising gross proceeds of US$11.0 million. Each unit consists of (i) one common share, (ii) 0.325 Common Share purchase warrant with a purchase price of US$4.60 per whole warrant and (iii) 0.4 Common Share purchase warrant with a purchase price of US$6.50 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Corporation. If and when all of the warrants are exercised, the Corporation may realize up to an additional US$10.7 million in proceeds.

On September 4, 2013, Transition announced the first patient was dosed in a Phase 2a study of ELND005 in Down syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioural measures.

On December 18, 2013 Perrigo Company plc (“Perrigo”) completed its acquisition of Elan Company plc and all of its subsidiaries. With this acquisition, Perrigo acquired all of the rights and obligations of Elan under the collaboration agreement (“ELND005 Agreement”) between Waratah, a wholly-owned subsidiary of the Corporation, and Elan for the development and commercialization of ELND005.

On February 28, 2014 Transition announced the acquisition of an Irish domiciled company, the holder of all the development and commercialization rights of neuropsychiatric drug candidate, ELND005. Going forward, Transition’s wholly owned subsidiary, Transition Therapeutics Ireland Limited, will be responsible for all future development and commercialization activities of the ELND005 drug candidate. In parallel with this acquisition, Perrigo has invested US$15 million and received 2,255,640 Transition common shares representing approximately a 7% ownership stake in Transition. Perrigo will also be eligible to receive up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received. As a result of the transaction, Perrigo transferred its rights under the ELND005 Agreement to Transition Ireland.

On April 7, 2014, Transition provided a clinical development update and announced the decision to focus ELND005 development on the completion of current Phase 2 clinical studies in Agitation and Aggression in Alzheimer’s disease and a Phase 2a study in Down syndrome. A decision was also made to discontinue the clinical study of bipolar subjects following a commercial assessment of the size and length of the bipolar study, and costs and timelines for its completion. This decision was not based on any analysis of efficacy data and there were no adverse safety findings that contributed to this decision. Transition also announced that a Phase 2 study of TT401 is in the final preparation stage with dosing expected to commence in calendar Q2 2014 and that there would be no further development of osteoarthritis preclinical candidate, TT601. This decision was made after expanded toxicology study data and regulatory interactions revealed the development plan for TT601 would be restricted and timelines delayed.

On May 15, 2014, the Corporation announced the dosing of the first patient in a Phase 2 clinical study of TT401 (LY2944876), a drug candidate for the treatment of type 2 diabetes. The study is expected to enroll up to 375 type 2 diabetes subjects and will be performed by Transition's development partner, Lilly. The objectives of the study will be to evaluate the safety and effectiveness of TT401 compared to once-weekly exenatide extended release and placebo.

On June 23, 2014, the Corporation announced the closing of its private placement financing through which 3,195,487 units of the Corporation were purchased by certain existing shareholders, board members and management of the Corporation at a price of US$5.32 per unit for gross proceeds of $18,319,000 (US$17.0 million). Each unit consisted of one common share and 0.61 Common Share purchase warrant with a purchase price of US$7.10 per whole warrant. Each whole warrant will entitle the holder, within two years of the closing date, to purchase one additional common share in the capital of the Corporation. If and when all of the warrants are exercised, the Corporation will realize an additional US$13.8 million in proceeds.

On July 11, 2014, the Corporation announced that Carl Damiani has been appointed Chief Operating Officer of Transition.

On November 4, 2014, Transition announced findings from a Phase 2 study of neuropsychiatric drug candidate, ELND005, as an adjunctive maintenance treatment for bipolar disorder type I patients (BPD). Overall, ELND005 had an acceptable safety and tolerability profile in the study, and showed numerical differences in the number of mood event recurrences favoring ELND005.

On November 20, 2014, the Corporation announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. Transition Ireland completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies. The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period. At the doses evaluated, ELND005 was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported.

On November 24, 2014, Transition announced results from a thorough QT (tQT) study in which no QT effects were observed at supra-therapeutic single doses of neuropsychiatric drug candidate, ELND005. A tQT study is a specialized clinical trial required by the FDA for the approval of most drugs in development. From a safety perspective, drugs that have no QT prolongation effects are particularly desirable for administration to an elderly AD population.

In December, 2014, TT401 diabetes drug candidate development partner Lilly informed Transition that the 70% patient enrollment milestone had been achieved triggering the payment of the third and final milestone payment which in aggregate totalled US$14 million. The Corporation has no additional funding obligations related to this Phase 2 clinical study.

On February 18, 2015, the Corporation announced the closing of a public offering of US$23 million of common shares equivalent to an aggregate of 3,538,461 common shares at a price to the public of US$6.50 per share, including 461,538 common shares issued upon the exercise of the underwriters’ over-allotment option. Cowen and Company, LLC was the sole book-running manager and Canaccord Genuity Inc., H.C. Wainwright & Co., LLC, and LifeSci Capital LLC were the co-managers for the offering.

In February, 2015, development partner Lilly informed Transition that 420 type 2 diabetic subjects have been enrolled in the current Phase 2 study thereby completing the enrollment phase of the study.

On March 2, 2015, the Corporation announced that Transition Ireland completed enrolment of 350 patients in the Phase 2 clinical study evaluating neuropsychiatric drug candidate ELND005 as a treatment for agitation and aggression in patients with AD. The objectives of the Phase 2 clinical study (“Harmony AD Study”) are to evaluate the efficacy, safety and tolerability of ELND005 over 12 weeks of treatment in patients with mild to severe AD, who are experiencing at least moderate levels of agitation/aggression.

On March 26, 2015, Transition announced results from two phase 1 clinical studies of neuropsychiatric drug candidate ELND005. These studies, an absorption-metabolism-excretion (“AME”) study and a renal clearance study, are specialized clinical pharmacology trials that are required by the FDA for the approval of most drugs in development.

On May 6, 2015, the Corporation announced that Transition Ireland has exclusively licensed worldwide rights to a novel small molecule drug candidate (“TT701”) from Lilly. TT701 is a selective androgen receptor modulator (“SARM”) that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects.

On June 16, 2015, Transition announced that Carl Damiani has been appointed as President and Chief Operating Officer of Transition.

On June 24, 2015, the Corporation announced results of Clinical Study of ELND005 in Agitation and Aggression in Patients with Alzheimer’s Disease. The Phase 2/3 clinical study of neuropsychiatric drug candidate ELND005 did not meet its primary efficacy endpoint. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in Alzheimer’s disease at the 250mg bid dose.

Trends

The pharmaceutical and biotechnology industry is challenged by increasing competition, downward pressure on drug pricing, increased drug development costs and shortened drug product life cycles. In order to compete in this industry, companies must consider ways to decrease the time and cost for developing products.

The success of the Corporation is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving profitable operations in the future. The continuation of the research and development activities and the commercialization of its products are dependent on the Corporation’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Corporation’s ability to fund these programs going forward.

The Corporation continues to be focused on increasing shareholder value by advancing its products through clinical trials and by successfully partnering products. During fiscal 2016, the Corporation expects:

•	to investigate potential clinical development paths for ELND005 and identify partners to collaborate on the next steps in ELND005 development;

•	to advance TT701 into a Phase 2 clinical trial;

•	to in-license and advance a new compound to enable the Corporation to submit an application for a clinical study;

•	to continue to expand the Corporation’s pipeline through the development of additional applications and therapeutic uses for existing drug candidates; and

•	to maintain a strong cash position.

BUSINESS OF THE CORPORATION

Market sizes appearing in this AIF are estimates of potential markets only. The Corporation makes no claim that such figures represent sales figures actually anticipated should the Corporation successfully develop and receive approval for any of its product candidates.

General

The Corporation’s principal business activity is the researching and developing of therapeutic agents.

The Corporation has two entities (Transition Ireland and Waratah) that are developing novel pharmaceuticals for disease indications with large markets. The Corporation’s other two entities, (Transition Therapeutics Inc. and Transition Therapeutics USA) provide development services to support the clinical and non-clinical activities of Transition Ireland and Waratah. The Corporation’s entities each perform different activities and have different business models.

Transition Ireland is developing two drug candidates; neuropsychiatric candidate ELND005 and androgen deficiency candidate TT701. In the recently completed Phase 2/3 study in Alzheimer’s disease patients, ELND005 did not meet the study’s primary efficacy endpoint. Transition Ireland is currently conducting a thorough review of all data from the studies with external clinical advisors to determine the potential future development path for this asset. Transition Ireland is also developing TT701 toward a Phase 2 clinical study expected to commence in fiscal 2016. TT701 is a SARM that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects.

Waratah’s lead development asset is diabetes drug candidate TT401. Currently, Waratah’s development partner Lilly, is performing a 420 patient, Phase 2 clinical study of TT401 in type 2 diabetes individuals.

Transition Therapeutics Inc. and Transition USA provide development services in support of the clinical and non-clinical activities of Transition Ireland and Waratah. The Corporation operates in one operating segment, the research and development of therapeutic agents.

The Corporation’s strategic focus is on building shareholder value. To effectively achieve this, the Corporation has established a core business model based on the following steps: 1) identifying attractive early stage technologies targeting large markets; 2) moving these products through the clinic to provide validation; 3) considering additional product opportunities; 4) identifying partners with the infrastructure and resources to complete late stage clinical development and product commercialization; and 5) identifying new product opportunities to expand the Corporation’s product pipeline.

In addition to this business model, Transition Ireland has a separate and distinct business. Transition Ireland acquired the development and commercialization rights to the late stage neuropsychiatric asset, ELND005. Transition Ireland’s business model is to perform later stage clinical development, including late stage Phase 2 and Phase 3 clinical studies for this asset and potentially other drug candidates, including TT701 which was acquired from Lilly in May, 2015. Transition Ireland has contracted development services from contract research organizations, Transition Therapeutics Inc., Transition Therapeutics USA and third parties to perform the development activities of ELND005. The development of un-partnered assets, such as ELND005, will allow Transition Ireland to access the economics associated with advancing assets to regulatory approval.

Technology

The Corporation’s technologies in development are as follows: (i) Transition Ireland is developing ELND005 for the treatment of Alzheimer’s disease and Down syndrome as well as TT701 for the treatment of androgen deficiencies and (ii) Waratah is developing TT401for the treatment of diabetes.

ELND005 for Alzheimer’s disease

The Corporation’s subsidiary, Transition Ireland, is developing small molecule therapeutics that act by preventing the formation of and breaking down amyloid beta peptide aggregates. The accumulation of amyloid beta has been connected to several diseases including Alzheimer’s disease, AA Amyloidosis and others.

The Product

ELND005, scyllo-inositol, is an orally bioavailable small molecule that is being investigated for neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. An extensive clinical program of Phase 1 and Phase 2 studies have been completed with ELND005. The Phase 2 study (ELND005-AD201) which evaluated ELND005 in more than 350 mild to moderate AD patients was published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”.

On July 17, 2013, the FDA granted Fast Track Designation to the development program for ELND005 which was submitted for the treatment of Neuropsychiatric Symptoms (“NPS”) in Alzheimer's disease. The FDA concluded that the development program for ELND005 for the treatment of NPS in AD meets their criteria for Fast Track Designation.

On June 24, 2015, the Corporation announced results of Clinical Study of ELND005 in Agitation and Aggression in Patients with Alzheimer’s Disease. The Phase 2/3 clinical study of neuropsychiatric drug candidate ELND005 did not meet its primary efficacy endpoint. In the study, both the treatment and placebo groups showed a significant, but similar, reduction in agitation and aggression relative to baseline. There was a greater than expected reduction in agitation and aggression observed in the placebo group as measured in weeks 4, 8 and 12 in the study. The safety and tolerability profile of ELND005 was consistent with previous studies in Alzheimer’s disease at the 250mg bid dose.

Alzheimer’s Disease – The Disease and the Market Opportunity

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behaviour, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age of 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the United States, Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually. Scientists have so far discovered one gene that increases risk for late-onset of the disease.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs are known to stop the underlying degeneration of brain cells. With no approved therapies for neuropsychiatric symptoms of Alzheimer’s disease, certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioural symptoms of Alzheimer’s disease.

Neuropsychiatric symptoms associated with Alzheimer’s disease are a significant problem for Alzheimer’s disease patients and their caregivers.  Approximately 90% of Alzheimer’s disease patients develop neuropsychiatric symptoms, and up to 60% develop agitation/aggression over the course of their disease. Agitation/aggression are among the most disruptive neuropsychiatric symptoms in Alzheimer’s disease and are associated with increased morbidity and caregiver burden.  With an aging population, there is a great need for new therapies that can effectively reduce or delay the neuropsychiatric symptoms associated with Alzheimer’s disease.

ELND005 for Down Syndrome

On November 20, 2014, the Corporation announced the results of a clinical study of neuropsychiatric drug candidate ELND005 in young adults with Down syndrome. Transition Ireland Limited completed this first study in Down syndrome subjects without dementia to allow optimal dose selection for future larger studies.

The study enrolled 23 Down syndrome subjects in three study arms over a four-week treatment period: placebo (n=6), 250mg once daily (QD) (n=5), and 250mg twice daily (BID) (n=12). ELND005, at the doses evaluated, was determined to have an acceptable safety and tolerability profile and there were no serious adverse events reported in the study. Treatment emergent adverse events were reported in seven of the subjects receiving ELND005 and all were deemed to be mild in severity. The two ELND005 doses achieved the plasma levels expected in pharmacokinetic modeling and will inform the selection of a higher dose in a future clinical study.

The Product

Excess activity of genes on chromosome 21, such as amyloid precursor protein (APP) and sodium-myo-inositol active transporter (SMIT), are thought to play a role in the cognitive dysfunction of DS. Life-long exposure to increased amyloid and myo-inositol levels in the brain are thought to lead to synaptic dysfunction and cognitive disability. ELND005 may have the potential to improve cognition in DS by decreasing amyloid levels and regulating myo-inositol-dependent neuronal signaling.

Down Syndrome – The Disease and the Market Opportunity

Down syndrome (DS, Trisomy 21), caused by an extra copy of chromosome 21, is the most common genetic form of intellectual disability with a prevalence of approximately 1 in 700 live births in the US. Children with DS exhibit developmental delay and various degrees of intellectual disability, while adults are at increased risk of Alzheimer’s dementia. There are currently no drugs approved for the treatment of cognitive dysfunction in DS.

TT401 for Type 2 Diabetes

In March, 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under the licensing and collaboration agreement, the Corporation receives exclusive worldwide rights to develop and potentially commercialize a class of compounds.

The Product

In preclinical diabetes models, the lead compound, TT401 has shown potential to provide glycemic control and other beneficial effects including weight loss. In June, 2012, the Corporation announced the results of the Phase 1 clinical study of type 2 diabetes drug candidate, TT401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT401. TT401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing.

In April, 2013, Transition announced the results of a five-week proof of concept clinical study of TT401 in type 2 diabetes and obese non-diabetic subjects. The study enrolled diabetic patients at five dosing levels and non-diabetic obese patients at one dose level. All dosing cohorts received five doses over a five week period. Diabetic patients were on stable doses of metformin.

At the end of the treatment period, TT401-treated patients in the 3 highest dose groups experienced statistically significant reductions in mean fasting plasma glucose relative to placebo. Statistically significant mean body weight reduction relative to baseline occurred in the three highest dose groups. A similar reduction in body weight was also observed in the obese non-diabetic cohort. TT401 demonstrated an acceptable safety and tolerability profile at all doses evaluated in diabetic and non-diabetic obese subjects. The most common adverse event noted in the study was decreased appetite. Some subjects in the highest three dose groups experienced mild nausea and vomiting, which are consistent with studies of other GLP-1 agonist drug candidates. The pharmacokinetic profile, assessed over the five week study, demonstrated a half-life consistent with once-weekly dosing.

In June, 2013, Lilly exercised its option to assume all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly and Transition have amended their agreement to address future development of TT401 and associated financial arrangements. Lilly assumed all costs and will perform all future development and commercialization activities of TT401. Transition made payments totalling US$14 million to Lilly in three separate installments during the Phase 2 clinical study.

On May 15, 2014, Transition announced the dosing of the first patient in a Phase 2 clinical study of TT401 for the treatment of type 2 diabetes. The study enrolled 420 type 2 diabetes subjects and is being performed by Transition's development partner Lilly. The main efficacy outcome measures is the change in HbA1c (a measure of blood-glucose levels) at week 12 and 24 and change in body weight over the course of the study.

Diabetes – The Disease and the Market Opportunity

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

With the insulins and anti-diabetic medications markets having global sales of over US$9 billion and US$15 billion, respectively, the market opportunity for an effective therapeutic is significant.

TT701 for Androgen Deficiencies

The Product

TT701 is a SARM that has been shown in a Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. This completed 12-week, Phase 2 study of 350 subjects also demonstrated additional beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels. Transition Ireland is evaluating multiple development paths for TT701, including as a new therapeutic option for patients with androgen deficiency. Transition Ireland is engaged with potential collaborators to rapidly commence a Phase 2 clinical study.

Androgen Deficiencies – The Disease and the Market Opportunity

Androgens are a group of hormones that play a role in male traits and reproductive activity. Present in both males and females, the principle androgens are testosterone and androstenedione. Men experience a modest and gradual drop in sex hormone levels over a long period of time, from the age of about 30. However, androgen deficiency is when the body has lower levels of male sex hormones, particularly testosterone, than is needed for health. This deficiency can be caused by a number of conditions leading to reduced libido, reduced lean body mass, increased fat mass and other undesired outcomes.

Transition Ireland is actively engaged with potential partners to collaborate on the development of TT701 for specific medical populations. These target medical populations are individuals who can benefit from androgen therapy, but their background condition would preclude the use of testosterone replacement therapy. The markets that Transition Ireland is targeting for the TT701 drug candidate do not have a product approved for androgen replacement therapy.

Product Pipeline

Below is a diagram illustrating the Corporation’s product pipeline for its lead technologies, and the current stage of development for each product:

Regulatory Approval Process for Therapeutic Drugs

The development of new pharmaceuticals is strongly influenced by a country’s regulatory environment. The drug approval process in Canada is regulated by Health Canada. In the United States, the regulatory body is the FDA. Similar processes are conducted in other countries by similar regulatory bodies. Regulations in each jurisdiction require that licenses be obtained from regulatory agencies for drug manufacturing facilities and also mandate strict research and product testing standards in order to ensure quality in respect of the manufacturing of therapeutic products, “Good Manufacturing Practices” (“GMP”). Companies must establish that the production of their products comply with GMP and the clinical development be conducted with Good Clinical Practices in order to demonstrate the safety and effectiveness of the therapeutic. While the Corporation will pursue the approval of any product that it develops, success in acquiring regulatory approval for any such product is not assured. See “Risks and Uncertainties”.

In order to market its pharmaceutical products in Canada and the United States, the Corporation must successfully satisfy the requirements of each of the following stages of the regulatory approval process and drug development:

Pre–Clinical Studies: Pre–clinical studies involve extensive testing in laboratory animals to determine if a potential therapeutic product has utility in an in vivo disease model and has any adverse toxicological effects in animals. The conduct and results of these studies are reported to regulatory agencies in an Investigational New Drug (“IND”) application in the United States and a Clinical Trial Application (“CTA”) in Canada, to gain approval to commence clinical trials of the product in human subjects or patients, depending on the indication for use.

Phase 1 Clinical Trials: Phase 1 clinical trials are designed to determine the pharmacokinetics, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses and the maximum tolerated dose. These studies, usually short in duration, are typically conducted with healthy volunteers.

Phase 2 Clinical Trials: Phase 2 studies are conducted to evaluate the safety of the drug in the intended patient population with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well controlled, closely monitored and conducted in a relatively small number of patients. These studies are usually designed to gain early evidence of the effectiveness of the therapeutic, along with its safety.

Phase 3 Clinical Trials: Phase 3 studies are expanded studies performed after preliminary evidence suggesting effectiveness of the drug is obtained. Phase 3 studies gather additional information about effectiveness and safety that is required to evaluate the overall benefit-risk profile of the drug and to provide adequate basis for physician labelling. Phase 3 trials usually involve several hundred to several thousand patients.

After all three phases of clinical trials have been completed the results are then submitted to the respective health authority for marketing approval in the respective countries. If and when marketing approval is granted by Health Canada or the FDA, as the case may be, the product is then approved for commercial sale in the respective jurisdiction.

In addition to the approval of the drug itself, Health Canada and the FDA each require that the manufacturer of a therapeutic drug be in full compliance with the current GMPs in effect in Canada or the United States, respectively. A similar process for therapeutic drug approval is followed in most other countries with sophisticated regulatory bodies that have appropriate regulations and oversight.

Manufacturing

The Corporation relies on third party manufacturers to supply all of its drug substances and the finished dosage form for its preclinical and clinical products. Similarly, it will rely on third party manufacturers to manufacture its products for sale. As such, the commercial success of such products may be outside of the Corporation’s control. See “Risks and Uncertainties”.

The preclinical and clinical products are produced in compliance with current GMPs as established by applicable regulatory authorities, and the manufacturer is responsible for ensuring compliance to the set standard, and biosafety testing, with full characterization being the responsibility of the Corporation.

Thus far, Transition Ireland’s neuropsychiatric drug candidate ELND005, the active pharmaceutical ingredient, has been produced by Albany Molecular Research Inc. (New York), Abbott Laboratories (Illinois) and Lonza Sales Limited (Czech Republic).  The final drug product for all the Phase 1 and Phase 2 studies was manufactured by Patheon (Canada) and Alkermes Pharma Ireland Limited (Ireland), third party contract manufacturers for clinical use.  For the recently completed ELND005 Phase 2 studies and any future studies, the final drug product is prepared in a tablet form by Alkermes Pharma Ireland Limited (Ireland) and packaged by Catalent CTS (Kansas City) LLC (Missouri).

The active pharmaceutical ingredient for diabetes drug candidate TT401 was manufactured by PolyPeptide Laboratories, Inc. (California). The final injectable drug product for the Phase 1 studies was manufactured by AAIPharma Services Corp. Lilly is responsible for manufacturing the final drug product that is currently being used in the ongoing Phase 2 clinical trial and beyond.

Product Marketing Strategy

The markets for the products being developed by the Corporation are large and may require substantial sales and marketing capability. Before successful completion of the development of the Corporation’s various products, the Corporation hopes to enter into one or more strategic partnerships or other collaborative arrangements with pharmaceutical or other companies that have marketing and distribution expertise to address these needs. If appropriate, the Corporation will establish arrangements with various partners for different geographical areas.

Transition Ireland’s business strategy of developing products towards obtaining regulatory approval may lead Transition Ireland to acquire a commercialization partner at or near the regulatory approval stage of its development assets, including, but not limited to ELND005.

Specialized Skills and Knowledge

As at September 14, 2015, the Corporation has 18 full-time employees, who possess the skills and knowledge that the Corporation requires to implement its current strategy.

The Corporation believes that investing in human capital is fundamental to its continued growth and success. The Corporation depends on its people for constant innovation and research and development. The Corporation intends to implement a practice of aggressively recruiting high calibre personnel and retaining such personnel by offering appropriate compensation incentives.

Competitive Conditions

There are a number of treatments in various stages of development which may compete with the Corporation’s therapeutic programs in each of its selected therapeutic disease-specific applications. The following is a summary of the principal therapeutic treatments which the Corporation understands are currently being developed by others for therapeutic areas in which the Corporation is currently focusing its clinical efforts. This summary is not necessarily an exhaustive list of such competing therapeutic treatments. Competition may have an adverse effect on the Corporation. See “Risks and Uncertainties”.

Alzheimer’s Disease

Currently, all of the approved Alzheimer’s therapies and many of the clinical candidates seek to reduce Alzheimer’s related symptoms rather than treating the underlying disease. These products include cholinesterase inhibitors and glutamate receptor antagonists. The emerging classes of compounds in clinical development are immunotherapies and secretase enzyme inhibitors. Each class seeks to slow or even to reverse the Alzheimer’s disease process by targeting a mechanism to reduce the occurrence of beta-amyloid plaques, a hallmark pathology of the disease.

The treatment of neuropsychiatric symptoms associated with AD is emerging as an important new focus for the AD clinical research community. There are currently no approved drugs for the treatment of agitation and aggression associated with AD. As diagnostics and clinical measures have evolved for this type of neuropsychiatric symptom, there are now multiple drug candidates being developed to address agitation and aggression in AD. The leading candidates are novel anti-depressant therapies and therapies that are approved for other neuropsychiatric indications.

Diabetes

The following is a brief summary of the principal therapeutic strategies, of which the Corporation is aware, currently being developed for the treatment of diabetes.

Intensive Insulin Therapy - The goal of intensive insulin therapy is to more accurately control hyperglycemia by increasing the frequency of insulin injection. This type of insulin therapy, however, increases the risk of hypoglycemia and demands more frequent blood sugar monitoring which can be painful and time consuming. This approach only addresses type 1 diabetics and the subset of type 2 diabetics that requires constant insulin injections and it only manages the disease, it does not offer a long-term solution.

Oral Antidiabetic Agents are FDA approved for use in conjunction with diet and exercise to enhance glycemic control in type 2 diabetic patients.

Oral sulfonylureas reduce blood glucose by stimulating insulin from pancreatic beta-cells as well as increasing responsiveness in insulin-sensitive tissues.

Metformin is an oral hypoglycemic agent that improves glycemic control by decreasing hepatic glucose production and intestinal glucose absorption as well as improving insulin sensitivity through increased peripheral glucose uptake and utilization.

Thiazolidinediones are potent agonists of peroxisome proliferator-activated receptor-gamma (“PPAR-gamma”), receptors important for insulin action which are located in adipose tissue, liver and skeletal muscle. Activation of these receptors affects the transcription of genes responsible for control of glucose and lipid metabolism. These agents, in the presence of insulin, decrease insulin resistance in the liver and at peripheral sites and improve insulin-dependent glucose disposal and reduce hepatic glucose output.

Non-Insulin Dependent Therapies - SGLT2 inhibitors are the most recent class of oral drugs approved for the treatment of type 2 diabetes mellitus. They inhibit glucose re-absorption in the proximal renal tubules providing an insulin independent mechanism to lower blood glucose. Their use in clinical practice is associated with improved glycemic control, marginal weight loss and a low risk of hypoglycemia.

Incretin Therapies - The incretin hormones, GLP-1 and glucose-dependent insulinotropic peptide (“GIP”), have been identified as important factors in glucose homeostasis. Released from the gut following a meal, GLP-1 and GIP stimulate insulin secretion from pancreatic beta cells in response to normal or elevated blood glucose concentrations. GLP-1 also lowers glucagon excretion from pancreatic beta cells, which results in reduced hepatic glucose production, and also reduces appetite, slows gastric emptying, and improves β-cell function. When administered intravenously or subcutaneously, GLP-1 is effective in treating type 2 diabetes. Unfortunately, both GLP-1 and GIP are rapidly degraded by dipeptidyl peptidase IV (“DPP-IV”); therefore, research has been focused on preventing degradation by inhibiting the DPP-IV enzyme. Sitagliptin was the first novel agent with this unique mechanism of action: the drug acts as a DPP-IV inhibitor which reduces inactivation of incretin hormones and improves glycemic control in type 2 diabetic patients. Additional DPP-IV inhibitors have been approved for use in the treatment of type 2 diabetes.

Intellectual Property

The Corporation’s intellectual property practice is to file patent and trademark applications to protect proprietary inventions, technologies, improvements and trademarks that are considered to be important to the development of the Corporation’s business and consistent with the Corporation’s strategic focus.  The Corporation also depends upon trade secrets and licensing opportunities to expand and maintain its competitive position.

The Corporation possesses a strong intellectual property position for its platform technologies.  The Corporation, through all its entities, currently holds the rights to ten patent families relating to its drug development programs.  To date, the Corporation possesses or exclusively licenses fourteen issued patents, with the remainder in varying stages of the patent application process.  Current Canadian and U.S. patent laws provide that the Corporation’s patents are protected for a period of 20 years after their filing dates.

Patent Protection

The Corporation’s patent portfolio provides protection for its areas of technology focus:

ELND005

The Corporation’s subsidiary, Transition Ireland, has a number of U.S., Canadian and foreign patent applications for the ELND005 technology.  This portfolio has been expanded with the filing of additional patent applications based on findings from clinical and preclinical studies.

U.S. Patent Number 7,521,481, issued on April 21, 2009, and US Patent No. 8,859,628 issued on October 14, 2014, cover treatment of Alzheimer's Disease with ELND005.  European Patent No. 1608350 granted on June 3, 2009 and European Patent No. 2311445 granted on March 26, 2014 cover ELND005 for treatment or prevention of a condition of the central or peripheral nervous system or systemic organ associated with a disorder in protein folding aggregation, or amyloid formation, deposition accumulation or persistence.  U.S. Patent Number 7,521,481 will expire in the year 2026 or later due to any patent term extensions.  The Corporation’s subsidiary, Transition Ireland, is actively prosecuting patent application families in multiple jurisdictions throughout the world.

TT401 (LY2944876)

In March 2010, the Corporation acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  In June 2013, Lilly exercised its exclusive option to re-acquire all development and commercialization rights to TT401 and TT402.    With this assumption of rights by Lilly, Transition’s license to develop and commercialize TT401 and TT402 was terminated.  The Corporation, through its subsidiary Waratah, has the right to receive milestone payments and royalties from the development and commercialization of TT401 and TT402 into the future.  Patent applications covering the composition of matter for drug candidate TT401 have been filed worldwide, including in the United States, Australia, Canada, China, Europe and Japan.  Patents have been issued in the US, Europe, Australia and a number of other jurisdictions and will expire in 2030.  This patent expiry date does not include any possible patent term extensions.

TT701

In May 2015, Transition Ireland exclusively licensed worldwide rights to a novel small molecule drug candidate (“TT701”) from Eli Lilly and Company.   TT701 is a selective androgen receptor modulator.Patent applications have been filed worldwide and have been issued in the United States, Europe, Canada, Australia, Japan, Mexico, and many other jurisdictions and will expire in 2027. The patent expiry date does not include any possible patent term extensions.

RISKS AND UNCERTAINTIES

Investing in the Corporation’s securities involves a high degree of risk. Before making an investment decision with respect to the Corporation’s securities, you should carefully consider the risk factors set out under the heading “Risks and Uncertainties” in the Corporation’s Management Discussion and Analysis dated September 14, 2015 which is available on SEDAR at www.sedar.com.

DIVIDENDS

The Corporation has not declared any dividends to date and does not currently anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors of the Corporation (the “Board of Directors”) and will depend upon the Corporation’s need to finance growth, its financial condition, results of operations, capital requirements and other factors which the Board of Directors may consider appropriate in the circumstances.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders and vote at such meetings, are entitled to dividends if, as and when declared by the Board of Directors and are entitled to share rateably in the assets of the Corporation as are available for distribution upon the liquidation, dissolution or winding-up of the Corporation.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “TTH” and on the NASDAQ Global Market under the symbol “TTHI”. Selected trading information is provided for the trading on the TSX and the NASDAQ on a monthly basis for the period from July 1, 2014 to June 30, 2015 as follows:

	TSX ($CDN)				NASDAQ ($USD)
Month	High/Low $		Close $	Volume	High/Low $		Close $	Volume
Jun-15	11.50	/2.50	2.55	488,300	9.3	/2.02	2.10	7,572,500
May-15	9.60	/7.16	9.26	23,000	7.76	/6.01	7.70	558,000
Apr-15	10.29	/8.00	8.25	55,500	8.50	/6.72	6.82	1,027,200
Mar-15	9.05	/8.10	8.60	21,900	7.12	/6.40	6.83	351,800
Feb-15	9.47	/8.00	8.60	23,200	7.20	/6.29	6.84	404,900
Jan-15	8.92	/7.30	8.91	29,300	7.25	/6.34	7.00	193,500
Dec-14	8.08	/7.09	7.89	64,700	6.89	/6.21	6.84	211,200
Nov-14	7.29	/6.77	8.24	22,700	6.61	/6.06	6.95	212,700
Oct-14	7.70	/6.10	7.00	20,700	6.94	/6.05	6.40	520,600
Sep-14	8.15	/7.01	7.70	24,700	7.50	/6.63	6.90	256,400
Aug-14	8.15	/6.00	8.10	50,700	7.50	/5.53	7.40	322,200
Jul-14	7.41	/6.55	7.05	29,000	6.98	/6.09	6.43	251,000

Stock Options

During the year ended June 30, 2015, the Corporation issued a total of 518,500 stock options, as follows:

(i)	on September 11, 2014, the Corporation issued 30,000 stock options with an exercise price of $7.70 and an expiry date of September 11, 2024;

(ii)	on December 15, 2014, the Corporation issued 15,000 stock options with an exercise price of $7.19 and an expiry date of December 15, 2024;

(iii)	on March 31, 2015, the Corporation issued 408,500 stock options with an exercise price of $8.73 and an expiry date of March 31, 2025;

(iv)	on June 10, 2015, the Corporation issued 5,000 stock options with an exercise price of $9.75 and an expiry date of June 10, 2025;and

(v)	on June 14, 2015, the Corporation issued 60,000 stock options with an exercise price of $10.19 and an expiry date of June 14, 2025.

For additional information on stock options outstanding, please see note 10(c) of the Corporation’s annual consolidated financial statements for the year ended June 30, 2015 which can be retrieved under the Corporation’s profile on the SEDAR website at www.sedar.com.

Warrants

At June 30, 2015, the Corporation has a total of 3,852,591 warrants outstanding, as follows:

(vi)	853,223 warrants with a purchase price of US$4.60 and 1,050,118 warrants with a purchase price of US$6.50. These warrants were issued on August 15, 2013 and subsequently expired unexercised on August 15, 2015; and

(vii)	1,949,250 warrants with a purchase price of US$7.10. These warrants were issued on June 23, 2014 and if not exercised, will expire on June 23, 2016.

Each warrant entitles the holder to purchase, prior to the expiry date, one additional common share in the capital of the Corporation.

For additional information on warrants outstanding, please see note 10(b) of the Corporation’s annual consolidated financial statements for the year ended June 30, 2015 which can be retrieved under the Corporation’s profile on the SEDAR website at www.sedar.com.

ESCROWED SECURITIES

The following securities of the Corporation are subject to an escrow agreement dated October 1, 2000 between Sotos Associates, the Corporation and certain current and former officers, employees and consultants of the Corporation.

Designation of Class	Number of Securities Held in Escrow		Percentage of Class
Common Shares	79,908	(1)	0.002%

Notes:

(1)	36,183 Common Shares were issued to a consultant pursuant to a Consulting Agreement dated April 1, 2000 and were to be earned over 24 months. The Consulting Agreement was terminated effective as of October 31, 2001 at which point 28,641 Common Shares were earned. Consequently, 7,542 of these Common Shares can no longer be earned. Pursuant to the Consulting Agreement an additional 72,366 Common Shares were issued to the consultant and are being held in escrow, pending the achievement of specified milestones relating to patent claims and the initiation of a Phase 2 b or Phase 3 clinical trial in the area of wound healing. Notwithstanding the termination of the Consulting Agreement the consultant is entitled to 72,366 Common Shares in the event the milestones are achieved. Management is of the opinion that those Common Shares will never be earned.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and province or state and country of residence of each director and executive officer of the Corporation as well as their position(s) and offices held with the Corporation and their principal occupations during the five preceding years for each as of September 14, 2015:

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)

Dr. Tony F. Cruz Ontario, Canada	Chief Executive Officer, Director and Chairman of the Board of Directors	Chief Executive Officer of the Corporation.	January 1999

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)

Carl Damiani Ontario, Canada	President and Chief Operating Officer	President and Chief Operating Officer of the Corporation since June 16, 2015; prior thereto, Chief Operating Officer of the Corporation since July 11, 2014; prior thereto, VP of Business Development of the Corporation since December 2007, prior thereto, Director of Business Development of the Corporation since October 2003.	N/A

Nicole Rusaw Ontario, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since December 2011; prior thereto, VP, Finance of the Corporation since July 2008, prior thereto, Director of Finance of the Corporation since June 2005.	N/A

Dr. Aleksandra Pastrak Ontario, Canada	VP of Clinical Development and Medical Officer	VP of Clinical Development and Medical Officer since September 2011, prior thereto, VP Research and Medical Officer of the Corporation since July 2007, prior thereto, VP, Research of the Corporation since May 2005.	N/A

Dr. Bruce Connop Ontario, Canada	VP of Non-Clinical and Pharmaceutical Development	VP of Non-Clinical and Pharmaceutical Development of the Corporation since July 2012, prior thereto, Senior Director Non-Clinical Drug Development since December 2006.	N/A

Louis Alexopoulos Ontario, Canada	Secretary	Barrister and Solicitor at Sotos Associates LLP, law firm.	N/A

Michael Ashton (1)(2)(3) Connecticut, USA	Lead Director	Director of Hikma Pharmaceuticals PLC since 2005 and Independent consultant to the pharmaceutical industry since March 2006; prior thereto, former Chief Executive Officer of Puricore plc; prior thereto, Chief Executive Officer of SkyePharma PLC, a U.K. based drug delivery company.	December 2002

Name and Province/State and Country of Residence	Position(s) Held with the Corporation	Principal Occupations within the Five Preceding Years	Director Since (4)

Paul Baehr (1)(2)(3) Quebec, Canada	Director	President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a publicly traded biotechnology company.	December 2002

Christopher Henley (1)(2)(3) Ontario, Canada	Director	President of Henley Capital Corporation, an exempt market dealer and portfolio manager.	October 2000

Dr. Gary W. Pace (1)(2)(3) California, USA	Director	Director of ResMed Inc. and Pacira Pharmaceuticals, Inc.; prior thereto, Co-founder, Chairman and Chief Executive Officer of QRxPharma from 2002 to 2013.	January 2002

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	The term of each current director’s appointment will expire at the Corporation’s Annual Meeting of shareholders which is scheduled for December 10, 2015. It is anticipated that each current director will be nominated by management for re-appointment at the Corporation’s Annual Meeting.

Securities Holdings

As of the date of this AIF, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or discretion over 1,148,156 Common Shares, which represents 3.0% of the issued and outstanding Common Shares.

AUDIT COMMITTEE

Audit Committee Charter

The charter of the Corporation’s audit committee is attached as Appendix A.

Composition of the Audit Committee

The Corporation’s audit committee is composed of Mr. Christopher Henley (Chair), Mr. Paul Baehr, Mr. Michael Ashton and effective December 9, 2014, Dr. Gary Pace. Each director is independent under the TSX and NASDAQ listing standards and financially literate.

Relevant Education and Experience

Mr. Christopher Henley (Chair):

Mr. Henley has a B.A. from Memorial University and an MBA from Dalhousie University. He has completed the Institute of Corporate Directors Education Program at the Rotman School of Management, University of Toronto and holds the professional designation ICD.D. He is currently founder and President of Henley Capital Corporation, an exempt market dealer and portfolio manager.

Mr. Henley has been an investment banker for over 25 years and previously was the head of investment banking in Toronto at what was then Canada’s largest independent employee-owned investment dealer where he also ran the firm’s High Technology and Communications practice. Mr. Henley is a former board member of the Exempt Market Dealers Association of Canada, a former director and Chair of the Toronto Port Authority, a former member of the Board and Audit Committee of Ontario Transportation Capital Corporation, a Government of Ontario Crown Corporation that, through a public partnership, developed Highway 407 in Toronto, Ontario, the first all-electronic toll highway in the world. Mr. Henley is also a founding member of the National Angel Organization in Canada and the Ministers’ Technology Advisory Group (“MTAG”) for the Province of Ontario. He is also a former Chair of the MTAG Task Force on Access to Capital, a former member of the Advisory Board, Faculty of Business Administration, Memorial University of Newfoundland and is an active member of the Institute of Corporate Directors. Mr. Henley is currently Chair of West Park Healthcare Centre, a member of the Governance Committee of the Ontario Cancer Research Ethics Board, and is actively involved in many philanthropic organizations including acting as Chair of the Board of the McMichael Canadian Art Foundation.

Mr. Paul Baehr:

Mr. Baehr has a B.A. from the University of British Columbia. He is currently President, Chief Executive Officer and Chairman of IBEX Technologies Inc., a biotechnology company listed on the TSX under the symbol “IBT”. Previously, Mr. Baehr was an Executive Vice President at Sterling Winthrop and prior thereto a Senior Vice President at CIBA-GEIGY Pharmaceuticals, both of which are large pharmaceutical companies. In addition, Mr. Baehr currently sits on the board of directors of IBEX Technologies Inc., a public company.

Mr. Michael Ashton:

In June, 2015, Mr. Ashton retired as the Chief Executive Officer of Puricore PLC. Mr. Ashton has been an independent consultant to the pharmaceutical industry since March 2006. Prior thereto, he was the Chief Executive Officer of SkyePharma PLC. He has over 30 years of experience in the pharmaceutical industry having worked for Merck, Pfizer, Purepac and Faulding, where Mr. Ashton was Chairman, President and CEO. Mr. Ashton is a member of the Board of Directors of Hikma Pharmaceuticals PLC. Mr. Ashton has a Bachelor of Pharmacy degree from Sydney University and his MBA degree from Rutgers University, New Jersey.

Dr. Gary Pace:

Dr. Pace has more than 40 years of experience in the development and commercialization of advanced technologies, spanning biotechnology, pharmaceuticals, medical devices and food industries.  He is a serial entrepreneur and has held senior positions in small and large-scale life sciences ventures and companies in Australia, USA, Europe and Canada. Dr. Pace has long-term board level experience with multi-billion and small cap companies with an in-depth knowledge of all aspects of technical operations, compensation, and corporate governance. Dr. Pace has contributed to the development of the biotechnology industry through honorary university appointments and industry and government committees.  He is an elected Fellow of the Australian Academy of Technological Sciences and Engineering, author and co-author of several research papers, reviews and patents.  In 2003, Dr. Pace was awarded a Centenary Medal by the Australian Government “for service to Australian society in research and development” as well as “Corporate Governance 2011 Director of the Year” by the San Diego Directors Forum.

Dr. Pace currently sits on boards of directors of public companies Pacira Pharmaceutical Inc. and ResMed Inc. and several private companies.

Dr. Pace has a B.Sc. from the University of New South Wales and a Ph.D. from the Massachusetts Institute of Technology.

Pre-Approval Policies and Procedures

The Corporation’s audit committee is responsible for the oversight of the work of the external auditor. As part of this responsibility, the audit committee is required to pre-approve all audit, audit related, tax services and non-audit services performed by the external auditor in order to assure that they do not impair the external auditor’s independence from the Corporation. Accordingly, the audit committee has adopted a pre-approval policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditor may be pre-approved.

Under the pre-approval policy, the Corporation’s audit committee annually reviews and pre-approves specific audit, audit-related and tax services that may be provided by the external auditor without obtaining specific pre-approval from the audit committee, as well as maximum fees for such services. All services that are not pre-approved or exceed the pre-approved maximum fees require specific pre-approval by the audit committee before the service can be performed by the external auditor. The pre-approval policy also includes a list of prohibited services.

External Auditor Service Fees

The following is a table outlining the aggregate fees billed to the Corporation by its external auditors, PricewaterhouseCoopers LLP:

	During the Year Ended June 30, 2015 $	During the Year Ended June 30, 2014 $
Audit Fees (1)	304,775	238,150
Audit Related Fees (2)	80,000	40,000
Tax Fees (3)	167,202	114,914
Non-Audit(4)	4,763	4,346
Total	556,740	397,410

Notes:

(1)	During the years ended June 30, 2015 and 2014, Audit Fees” include fees for the annual audit, quarterly reviews, accounting consultations related to accounting, financial reporting or disclosure matters and assistance with understanding and implementing new accounting and financial reporting guidance from regulatory authorities.
(2)	During the years ended June 30, 2015 and 2014, “Audit Related Fees” include fees relating to the Corporation’s February 2015 public offering and August 15, 2013 and June 23, 2014 private placements, respectively.

(3)	During the years ended June 30, 2015 and 2014 “Tax Fees” include fees for assistance in the preparation and review of tax returns and related items, assistance with tax audits, general tax planning and advice relating to tax items such as withholding tax, SR&ED eligibility, and US and Ireland tax considerations.
(4)	For the years ended June 30, 2015 and 2014, the category “Non-Audit” includes a charge from the Corporation’s external auditors for a levy from the Canadian Public Accountability Board.

TRANSFER AGENTS AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Investor Services Inc. The registration facilities are maintained in Toronto, Ontario. The co-agent responsible for the United States is Computershare Trust Company, NA, whose registration facilities are maintained in Golden, Colorado.

MATERIAL CONTRACTS

The Corporation has entered into the following material contracts, which were not in the ordinary course of business:

Perrigo

On February 28, 2014, after a series of transactions, Perrigo has transferred all of its ELND005 rights and assets to Transition Ireland. Transition Therapeutics Inc. acquired Transition Ireland, which is now a 100% wholly-owned subsidiary. Transition Ireland is a party to a Milestone, Royalty and Sublicense Fee agreement with a subsidiary of Perrigo. Under this agreement, the subsidiary of Perrigo will be eligible to receive from Transition Ireland up to US$40 million in approval and commercial milestone payments and a 6.5% royalty on net sales of ELND005 products and sublicense fees received.

The agreement continues through the expiration of all payment obligations under the agreement.

Eli Lilly

TT401

On March 3, 2010, the Corporation and Lilly entered into a licensing and collaboration agreement granting the Corporation the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, the Corporation will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date.

In June 2013, Lilly assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a US$7 million milestone payment. Lilly assumed all costs and will perform all future development and commercialization activities of TT401, and Transition paid US$14 million to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments. Transition will also be eligible to receive a low double-digit royalty (less than 15%) on sales of TT401 products and a low single digit royalty on related compounds.

The US$14 million was paid to Lilly in three instalments in the second half of calendar 2014. The Corporation has no additional funding obligations related to the ongoing clinical study or any other development or commercialization activities in the future under the Lilly agreement.

The agreement continues until the expiration of all payment obligations under the agreement. If Transition commercializes the product, Transition can terminate the agreement on 90 days notice. Either party may terminate for material breach.

TT701

On May 6, 2015, the Company, through its wholly owned subsidiary, Transition Ireland, exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, the Corporation has acquired rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million, US$500,000 of which has already been paid as of June 30, 2015. Lilly will also be eligible to receive up to approximately US$100 million in additional commercial milestone payments and a mid-single digit royalty on annual worldwide net sales.

INTERESTS OF EXPERTS

The Corporation’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated September 14, 2015 in respect of the Corporation’s consolidated financial statements as at June 30, 2015 and June 30, 2014 and for the years ended June 30, 2015 and 2014. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario and the Public Company Accounting Oversight Board Rule 3520.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Specifically, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation and securities authorized for issuance under the Corporation’s stock option plan is contained in the Corporation’s Management Information Circular for its most recent annual meeting of securities holders that involved the election of directors dated November 4, 2014.

Additional financial information is provided in the Corporation’s audited Consolidated Financial Statements and related Management Discussion and Analysis for the fiscal year ended June 30, 2015 which can be retrieved under the Corporation’s profile on the SEDAR website at www.sedar.com.

TECHNICAL GLOSSARY

The following terms have the meanings specified below:

“agitation and aggression” means two neuropsychiatric symptoms that are associated with the progression of Alzheimer’s disease.

“Alzheimer’s disease” or “AD” means a type of dementia that causes problems with memory, thinking and behavior.

“auto-immune disease” means a condition in which the immune system mistakenly attacks the body’s own organs and tissues;

“beta cells” means cells in the pancreas that secrete insulin in response to an increase in blood glucose concentration;

“diabetes” means diabetes mellitus, a chronic metabolic disorder characterized by high blood glucose concentrations resulting from defective metabolic utilization of carbohydrates due to the absence or incomplete utilization of insulin, thus depriving the body of energy producing nutrients needed for normal functioning;

“ELND005” means an orally bioavailable small molecule that is being investigated for neuropsychiatric indications on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels, as more particularly described in this AIF under the heading “Business of the Corporation”;

“FDA” means the U.S. Food and Drug Administration;

“glucose” means a sugar that is the principal source of energy for cells and is essential for brain function;

“Good Manufacturing Practices” or “GMP” means the current regulatory requirements and standards regarding quality assurance procedures to be adhered to in the manufacturing of therapeutic products established and monitored by various governments including Canada and the United States;

“hyperglycemia” means high levels of glucose in blood;

“hypoglycemia” means low levels of glucose in blood;

“in vivo” means in the living body;

“insulin” means a peptide hormone secreted from pancreatic - cells that removes glucose from the blood by stimulating glucose uptake and utilization by fat, muscle and liver cells;

“islet cells” contain the beta cells and in the context of this document the terms are used synonymously;

“Neuropsychiatric Inventory – Clinician” or “NPI-C” means a scale that is used by a clinician or trained rater to measure the severity of neuropsychiatric symptoms associated with Alzheimer’s disease;

“pancreas” means a glandular organ comprising 90% exocrine cells which secrete digestive enzymes into the intestine via pancreatic ducts and 10% islet endocrine cells which secrete hormones like insulin into the blood stream;

“peptide” means a molecule made up of a number of amino acids linked together;

“TT401” means a peptide drug candidate that is being investigated for the treatment of type 2 diabetes and associated obesity, as more particularly described in this AIF under the heading “Business of the Corporation”;

“TT701” means a selective androgen receptor modulator that has been in-licensed from Lilly for development to treat androgen deficiencies.

“Type 1 diabetes” means an auto-immune disease causing a permanent and absolute deficiency of insulin resulting from destruction of pancreatic beta cells by the body’s own immune system; and

“Type 2 diabetes” means a metabolic disorder resulting from a relative deficiency of insulin secretion insufficient to prevent high blood glucose levels that is due initially to tissue resistance to insulin action but later to beta cell failure as well.

APPENDIX A
AUDIT COMMITTEE CHARTER

Policy Statement

It is the policy of Transition Therapeutics Inc. (the “Corporation”) to establish and maintain an audit committee (the “Audit Committee”), composed entirely of independent directors, to assist the Board of Directors (the “Board”) in carrying out its oversight responsibility for the Corporation’s internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain experts, and with the approval of the Corporate Governance and Nominating Committee, special counsel.

Composition of the Committee

1.	The Audit Committee shall consist of at least three directors. The Board shall appoint the members of the Audit Committee. The members of the Audit Committee shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2.	Each director appointed to the Audit Committee by the Board shall be an independent director who is unrelated. An unrelated director is a director who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3.	Each member of the Audit Committee shall be “financially literate”. In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements.

4.	A director appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5.	The Chief Executive Officer of the Corporation (the “CEO”) and the Chairman of the Board shall be ex officio members of the Audit Committee.

Meetings of the Committee

1.	The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly and annual financial statements and management discussion and analysis.

2.	The rules for calling, holding, conducting and adjourning meetings of the Audit Committee shall be the same as those governing meetings of the Board as are set out in the Corporation’s By-laws.

3.	Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee.

4.	Notice of a meeting of the Audit Committee shall:

(a)	be in writing;

(b)	state the nature of the business to be transacted at the meeting in reasonable detail;

(c)	to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

(d)	be given at least five business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

5.	A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

6.	A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

7.	In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

8.	The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however, the Audit Committee (i) shall meet with the external auditors independent of management and (ii) may meet separately with management.

9.	Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1.	The Audit Committee’s primary duties and responsibilities are to:

(a)	identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

(b)	monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

(c)	monitor the independence and performance of the Corporation’s external auditors;

(d)	deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e)	directly oversee the external audit process and results (in addition to items described in Section 4 below);

(f)	provide an avenue of communication among the external auditors, management and the Board;

(g)	ensure, in coordination with the Corporate Governance and Nominating Committee, that an effective “whistle blowing” procedure exists to permit stakeholders to express concerns regarding accounting or financial matters to an appropriately independent individual; and

(h)	ensure that an appropriate Code of Business Conduct and Ethics is in place and understood by employees and directors of the Corporation.

2.	The Audit Committee shall have the authority to:

(a)	inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates;

(b)	discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(d)	to set and pay the compensation for any advisors employed by the Audit Committee; and

(e)	provide for the compensation of a “registered public accounting firm” (as that term is defined in Section 2(a) of the Sarbanes-Oxley Act of 2002) serving as the Corporation’s independent auditor.

3.	The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4.	The Audit Committee shall:

(a)	review the audit plan with the Corporation’s external auditors and with management;

(b)	discuss with management and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c)	review with management and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d)	review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

(e)	review with senior management the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f)	review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of all significant variances between comparative reporting periods;

(g)	consider and review with management, the internal control memorandum or management letter containing the recommendations of the external auditors and management’s response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation and subsequent follow-up to any identified weaknesses;

(h)	review with financial management and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i)	before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases;

(j)	oversee any of the financial affairs of the Corporation, its subsidiaries or affiliates, and, if deemed appropriate, make recommendations to the Board, external auditors or management;

(k)	ensure the receipt of, and evaluate the written disclosures and the letter that the external auditor submits to the Audit Committee regarding the auditor’s independence in accordance with PCAOB Rule 3520, discuss such reports with the external auditor, oversee the independence of the external auditor and, if so determined by the Committee in response to such reports, take appropriate action to address issues raised by such evaluation; and

(l)	review and oversee procedures designed to identify “related party” transactions that are material to the Corporation’s consolidated financial statements or otherwise require disclosure under applicable laws and rules adopted by regulatory authorities, including the U.S. Securities and Exchange Commission. The Audit Committee shall approve any such “related party” transactions.

5.	The Audit Committee shall:

(a)	evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b)	consider the recommendations of management in respect of the appointment of the external auditors;

(c)	pre-approve all audit, audit related, and non-audit services to be provided to the Corporation or its subsidiary entities by its external auditors, or the external auditors of the Corporation’s subsidiary entities;

(d)	approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, considering the potential impact of such services on the independence of the external auditors;

(e)	when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f)	review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6.	The Audit Committee shall:

(a)	review with management at least annually, the financing strategy and plans of the Corporation; and

(b)	review all securities offering documents (including documents incorporated therein by reference) of the Corporation.

7.	The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by the Corporation with respect to risks inherent in its operations and potential liabilities incurred by the directors or officers in the discharge of their duties and responsibilities.

8.	The Audit Committee shall review the appointments of the Chief Financial Officer and any key financial managers who are involved in the financial reporting process.

9.	The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a shareholder of the Corporation, the external auditors, or senior management.

10.	The Audit Committee shall periodically review with management the need for an internal audit function.

11.	The Audit Committee shall, in coordination with the Corporate Governance and Nominating Committee, establish and maintain procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation on concerns regarding questionable accounting or auditing matters.

12.	The Audit Committee shall review and approve the Corporation’s hiring policies regarding employees and former employees of the present and former external auditors or auditing matters.

13.	The Audit Committee shall review with the Corporation’s legal counsel as required but at least annually, any legal matter that could have a significant impact on the Corporation’s financial statements, and any enquiries received from regulators, or government agencies.

14.	The Audit Committee shall assess, on an annual basis, the adequacy of this Charter and the performance of the Audit Committee.

15.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each Member shall be entitled to rely in good faith upon:

(a)	accounting information of the Corporation represented to him by an officer of the Corporation or in a written report of the auditors, and

(b)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

16.	In contributing to the Audit Committee’s discharging of its duties under this Charter, each member shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board Members are subject. The essence of the Audit Committee’s duties is the monitoring and reviewing to gain reasonable assurance (but not to ensure) that the Corporation’s business activities are being conducted effectively and that the financial reporting objectives are being met and to enable the Audit Committee to report thereon to the Board.